§1

     The name of the Company is Norsk Hydro ASA.

§2

     The objects of the Company are to engage in industry, commerce and transport, to utilize energy resources and raw materials, and to engage in other activities connected with the above-mentioned objects. Activities may also proceed through participation in or in co-operation with other enterprises.

§3

     The Company’s registered office is in Oslo.

§4

     The share capital is NOK 5,159,210,640, divided into 257,960,532 shares, each with a nominal value of NOK 20. The shares shall be registered in the Norwegian Registry of Securities. The Board of Directors may refuse transfer of shares and may take such other steps as may be necessary to prevent shares being transferred in contravention of the restrictions laid down in Norwegian law.

§4A

     If the shares capital is increased, and provided that the Norwegian law in force at the time so permits, preferential subscription rights shall be reserved in connection with each such capital increase, on the conditions stipulated by the Board of Directors, for up to

a)	0.83% of the increase for holders of the 83 unredeemed founder certificates and

b)	2.79% of the increase for holders of the 4,343 unredeemed subscription certificates.

     These preferential rights shall not apply if the increase is made in order to allot shares to third parties as compensation for their transfer of assets to the Company. The certificates may be negotiated independently of the shares.

§5

     The Company’s Board of Directors shall be composed of nine members who are elected by the Corporate Assembly for periods of two years at a time. The Corporate Assembly elects the Chairman and the Vice-Chairman of the Board for the same period.

     If the office of a director comes to an end during the period for which he is elected, the Corporate Assembly may elect another director to hold office for the remainder of the period in question.

§5A

     The electoral committee consists of four members altogether who shall be shareholders or shareholders’ representatives. The Chairman of the Corporate Assembly shall have a permanent seat on the committee. In addition, one member is elected by and from among the members and deputies of the Corporate Assembly elected by the shareholders. Two members are elected at the Annual General Meeting. The members of the electoral committee are elected for two years at a time.

     The electoral committee shall be chaired by the Chairman of the Corporate Assembly. The Chairman of the Board and the President, who do not hold voting rights, shall be requested to attend at least one meeting of the electoral committee before the committee reaches its final decision.

     The electoral committee reports to the Annual General Meeting regarding the election of members and deputy members to the Corporate Assembly.

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     The electoral committee reports to the Corporate Assembly regarding the election of the shareholders’ representatives to the Board.

     At the proposal of the shareholders’ representatives on the Board, the shareholders’ representatives of the Corporate Assembly adopt the electoral committee’s instructions.

§6

     The Board of Directors may authorize a board member, the President or specifically designated employees to sign for the company, and also to designate procurators. The Board of Directors may decide that authorization to sign for the Company may only be exercised by several persons jointly.

§7

     The Corporate Assembly shall comprise twenty-one members elected for a period of two years at a time. Fourteen of the members and four deputy members shall be elected by the Annual General Meeting, while seven members with deputies shall be elected by and from among the Company’s employees. The Corporate Assembly elects its own Chairman and Vice-Chairman for periods of two years at a time.

§8

     The Corporate Assembly shall exercise supervision to ensure that the objects of the Company are furthered in compliance with the law, the Articles of Association and the resolutions of the Annual General Meeting and the Corporate Assembly itself. The Corporate Assembly may adopt recommendations on any matter whatsoever for submission to the Board of Directors.

     At the proposal of the Board of Directors, the Corporate Assembly shall adopt resolutions in matters concerning investments that are substantial compared with the Company’s resources, or concerning such rationalization of or changes in operations as will entail a major change in or redevelopment of the labor force.

§9

     Members of the Board and the Corporate Assembly shall retire the year they reach the age of 70.

§10

     The Annual General Meeting shall be convened by the Board of Directors in accordance with currently applicable legal requirements.

     Shareholders or their procurators wishing to attend and vote at the Annual General Meeting must inform the Company of this five days prior to the Annual General Meeting.

     The Annual General Meeting is presided over by the Chairman of the Corporate Assembly or, in his or her absence, by the Vice-Chairman.

§11

     The Annual General Meeting shall

a)	approve the Annual Report and Accounts, including the distribution of dividend,

b)	elect the shareholders’ members and deputy members to the Corporate Assembly,

d)	deal with any other matters listed in the notice convening the meeting.

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